SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PUSUANT TO SECTION 12(b) or (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

SMURFIT-STONE CONTAINER ENTERPRISES, INC.

(to be renamed Smurfit-Stone Container Corporation)

(Exact name of registrant as specified in its charter)

Delaware	36-2041256
(Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

222 N. LaSalle St., Chicago, IL	60601
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d), check the following box. ☐

Securities Act registration statement file number to which this form relates: (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $.001 per share	NYSE

Securities to be registered pursuant to Section 12(g) of the Act:

None

Explanatory Note

This Amendment No. 1 to the registration statement on Form 8-A is being made to revise the cover page only.  All other information, including the exhibits, remains unchanged.

Item 1.                                   Description of Registrant’s Securities to be Registered

Preliminary Note

This registration statement registers under Section 12(b) of the Securities Exchange Act of 1934, as amended, the shares of common stock, $.001 par value per share, of Smurfit-Stone Container Enterprises, Inc. (to be renamed Smurfit-Stone Container Corporation), a Delaware corporation (“Reorganized SSCC”), upon the effective date (the “Effective Date”) of the Modified Joint Plan of Reorganization for Smurfit-Stone Container Corporation and its Debtor Subsidiaries and Plan of Compromise and Arrangement for Smurfit-Stone Container Canada Inc. and Affiliated Canadian Debtors (the “Plan”) filed pursuant to Section 1121(a) of Chapter 11 of Title 11 of the United States Code, as set forth in Exhibit 2.1 to this registration statement, whether such shares are in existence on the Effective Date or issued thereafter.  In this registration statement, we refer to Reorganized SSCC as “we,” “us,” “our” and the “Company.”

The following describes matters to be in effect upon the Effective Date, does not purport to be complete and is subject to and qualified by the full terms of the capital stock of the Company, as set forth in the Exhibits to this registration statement that are incorporated by reference in this Item 1.

Upon the Effective Date: (i) Smurfit-Stone Container Corporation (“SSCC”), the Delaware corporation that is currently the parent of the Company, will be merged with and into the Company with the Company as the surviving corporation, (ii) our current certificate of incorporation and bylaws will be amended and restated in the forms filed as Exhibits 3.1 and 3.2, respectively, to this registration statement and (iii) we will change our corporate name to “Smurfit-Stone Container Corporation”.

The description of the common stock that follows assumes that the Plan has become effective and that the provisions of our Amended and Restated Certificate of Incorporation set forth in Exhibit 3.1 (our “Charter”) and our Amended and Restated Bylaws set forth in Exhibit 3.2 (our “Bylaws”) are effective.  The following is a summary only and is qualified in its entirety by reference to the Charter and Bylaws.

Authorized Capital Stock

Upon the Effective Date, we will have authority to issue a total of (i) 150,000,000 shares of common stock, $.001 par value per share (the “Common Stock”), and (ii) 10,000,000 shares of preferred stock, $.001 par value per share (the “Preferred Stock”).  The powers, preferences and rights of holders of shares of our Common Stock are subject to, and may be adversely affected by, the powers, preferences and rights of the holders of shares of any series of Preferred Stock that we may designate and issue in the future without stockholder approval.  See “Blank Check Preferred Stock” below.

Common Stock

Voting Rights.  All shares of our Common Stock will have identical powers, preferences and rights.  Except as otherwise provided by the Delaware General Corporation Law, as amended (the “DGCL”), or by the powers, preferences or rights of any series of Preferred Stock, the entire voting power of the shares of the Company for the election of directors and for all other purposes shall be vested exclusively in the Common Stock.  Each share of Common Stock will have one vote upon all matters to be voted on by the holders of Common Stock.  Holders of Common Stock will have no cumulative voting rights.

Dividend Rights.  Subject to the DGCL, the rights and preferences of any series of Preferred Stock and contractual restrictions, the holders of Common Stock will be entitled to receive such dividends and distributions (payable in cash, property or capital stock of the Company) when, as and if declared thereon by the board of directors of the Company (the “board of directors”) from time to time out of any assets or funds of the Company legally available therefor and will share equally on a per share basis in such dividends and distributions.

Liquidation Preference.  Upon any voluntary or involuntary liquidation, dissolution or other winding up of the Company, after payment in full of all amounts owed to our creditors and holders of any outstanding shares of any series of our Preferred Stock, each share of Common Stock will share equally upon any distribution of the remaining assets of the Company.

Other Rights.  Holders of our Common Stock will not have preemptive, subscription, redemption or conversion rights.

Blank Check Preferred Stock

Our board of directors is authorized to create and issue from time to time, without stockholder approval, up to an aggregate of 10,000,000 shares of Preferred Stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, including, without limitation:

• dividend rights and dividend rates;

• voting rights;

• liquidation preferences;

• terms of any redemption;

• redemption price or prices or rate or rates; and

• conversion and exchange rights.

We may issue our Preferred Stock in ways that may delay, deter or prevent a change in control of the Company without further action by our stockholders and may affect the voting and other rights of the holders of our Common Stock.  The issuance of our Preferred Stock with voting and conversion rights also may adversely affect the voting power of the holders of our Common Stock, including the loss of voting control to others.

Anti-Takeover Effects of Certain Provisions to be Included in Our Charter and Bylaws

The stockholder rights plan of SSCC currently in effect will be terminated as of the Effective Date, and our Company will not have a stockholder rights plan or “poison pill” in effect as of that date.  In addition, in contrast to the current certificate of incorporation of SSCC, our Charter will not contain a provision prohibiting stockholder action by written consent, and will provide that the Company will not be governed by Section 203 of the DGCL (which would otherwise restrict certain “business combinations” between the Company and any “interested stockholder”).  Our Bylaws will also contain a provision requiring that the Secretary of the Company call a special meeting of the stockholders upon the written request of the holders of a majority of the voting power of our capital stock issued and outstanding and entitled to vote generally in the election of directors, but will not otherwise permit stockholders to bring business before a special meeting of stockholders.  The existence of authorized but unissued shares of Common Stock and Preferred Stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise.

Our Bylaws will also provide that stockholders must provide timely advance notice when seeking to bring business before an annual meeting of stockholders or to nominate candidates for election at an annual meeting or special meeting of stockholders called for the purpose of electing directors, will provide that vacancies on the board of directors will be filled by the remaining directors and not the stockholders (except as may be provided in the terms of any series of Preferred Stock authorized after the Effective Date) and will provide that the size of the board of directors will be determined by the board of directors.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock will be Mellon Investor Services, LLC.

Item 2.                                   Exhibits.

Exhibit No.	Description
2.1

Modified Joint Plan of Reorganization for Smurfit-Stone Container Corporation and its Debtor Subsidiaries and Plan of Compromise and Arrangement for Smurfit-Stone Container Canada Inc. and Affiliated Canadian Debtors (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed on June 22, 2010).

3.1*	Form of Amended and Restated Certificate of Incorporation, which will become effective upon the Effective Date.
3.2*	Form of Amended and Restated Bylaws, which will become effective upon the Effective Date.

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

SMURFIT-STONE CONTAINER ENTERPRISES, INC.

Date	June 24, 2010

By	/s/ Craig A. Hunt
Craig A. Hunt
Sr. Vice President, Secretary and General Counsel